

June 4, 2021

William B. Stilley
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

> **Re: Adial Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 28, 2021**
> **File No. 333-256621**

Dear Mr. Stilley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Patrick J. Egan, Esq.